Exhibit 99.2

Sun Life Financial increases Common Share dividend and

declares dividends on Preferred Shares

TORONTO, ON – (May 8, 2019) – The Board of Directors (the “Board”) of Sun Life Financial Inc. (the “Company”) (TSX: SLF) (NYSE: SLF) today announced an increase of 5% or 2.5 cents per share to the dividend to be paid on the Company’s common shares, rising to $0.525 per common share, payable June 28, 2019 to shareholders of record at the close of business on May 29, 2019.

The Board also announced that the following dividends have been declared on the Company’s Class A Non-Cumulative Preferred Shares, payable on June 28, 2019 to shareholders of record at the close of business on May 29, 2019:

Series 1	$0.296875 per share
Series 2	$0.30 per share
Series 3	$0.278125 per share
Series 4	$0.278125 per share
Series 5	$0.28125 per share
Series 8R	$0.142188 per share
Series 9QR	$0.192721 per share
Series 10R	$0.177625 per share
Series 11QR	$0.240090 per share
Series 12R	$0.237875 per share

Common shares of the Company acquired under the Company’s Canadian Dividend Reinvestment and Share Purchase Plan (the “Plan”) will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and through the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2019, Sun Life Financial had total assets under management of $1,011 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	Greg Dilworth
Director	Vice-President
Corporate Communications	Investor Relations
T. 519-888-3900 ext. 341-4896	T. 416-979-6230
krista.wilson@sunlife.com	investor.relations@sunlife.com